Exhibit 12
AMR CORPORATION
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Three Months Ended March 31,
	2013	2012
Loss:
Loss before income taxes	$(363)	$(1,660)
Add: Total fixed charges (per below)	519	413
Less: Interest capitalized	12	12
Total earnings (loss) before income taxes	$144	$(1,259)
Fixed charges:
Interest	$260	$168
Portion of rental expense representative of the interest factor	253	229
Amortization of debt expense	6	16
Total fixed charges	$519	$413
Ratio of earnings to fixed charges	—	—
Coverage deficiency	$375	$1,672